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                      [KPMG PEAT MARWICK LLP LETTERHEAD]


Mr. Robert Murphy
Cuisine Solutions, Inc.
85 South Bragg Street
Suite 600
Alexandria, Virginia 22312


October 28, 1998


Dear Mr. Murphy:

This is to confirm that the client-auditor relationship between Cuisine Solutions, Inc. and KPMG Peat Marwick LLP has ceased.

Very truly yours.

/s/ KPMG PEAT MARWICK LLP

cc: Chief Accountant, Securities and Exchange Commission
    Carl Youngman, Chairman of the Audit Committee, Cuisine Solutions, Inc.